LIQTECH INTERNATIONAL, INC

Industriparken 22C, DK2750 Ballerup, Denmark

+45 4498 6000

October 11, 2017

Via E-Mail

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-463

Re:          LiqTech International, Inc.

Registration Statement on Form S-3

Filed September 15, 2017

File No. 333-220496

Dear Mr. Ingraham:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), LiqTech International, Inc. (the “Company”) is providing this letter in response to certain comments made in the Commission’s letter dated October 10, 2017. Your comments and the Company’s responses are set forth below.

COMMENT 1:

Since the aggregate market value of your voting and nonvoting common equity held by non-affiliates is less than $75 million, you must satisfy the requirements of General Instruction I.B.6. of Form S-3, including paragraph 7 of General Instruction I.B.6. On the outside front cover page of the prospectus, please provide the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on and includes the date of the prospectus.

RESPONSE:

In response to the Commission’s comment, the Company has revised the outside front cover page of the prospectus in Amendment No. 1 to the Registration Statement (the “Amendment”) to provide the calculation of the aggregate market value of the Company’s outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on and includes the date of the prospectus.

Calculation of Registration Fee Table

COMMENT 2:

Disclosure on the front cover and elsewhere indicates that you are offering $20 million of common stock, preferred stock, and/or warrants or combination thereof. Please revise the table to reflect the registration of units and revise the disclosure throughout the registration statement, including the legality opinion, to provide adequate disclosure about the units.

Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 11, 2017

RESPONSE:

In response to the Commission’s comment, the Company has revised the table in the Amendment to reflect the registration of units and has revised the disclosure throughout the Amendment, including the legality opinion, to provide adequate disclosure about the units.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (212) 536-4085.

Sincerely,

/s/ Søren Degn

Søren Degn
Chief Financial Officer

cc:	Via E-mail
Clayton E. Parker, Esq.
Matthew Ogurick, Esq.
John C. Scarborough, Jr., Esq.
K&L Gates LLP
200 South Biscayne Boulevard, Suite 3900
Miami, FL 33131